Exhibit 1.01
HF Sinclair Corporation
Conflict Minerals Report for the Year Ended December 31, 2024
HF Sinclair Corporation has included this Conflict Minerals Report as an exhibit to its Form SD for 2024, as contemplated by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD thereunder (collectively, the “Conflict Minerals Rule”). The date of filing of this Conflict Minerals Report is May 20, 2025.
Unless the context indicates otherwise, the terms “we,” “its,” “us” and “our” refer to HF Sinclair Corporation and its consolidated subsidiaries. As used herein, “Conflict Minerals” or “3TG” are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin.
Forward-Looking Statements
This Conflict Minerals Report contains certain “forward-looking statements” within the meaning of the federal securities laws. Other than statements of historical fact included in this Conflict Minerals Report, all statements, including, but not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary 3TG benefit armed groups, are forward-looking statements. These statements are based on management’s beliefs and assumptions using currently available information and expectations as of the date hereof, are not guarantees of future performance and involve certain risks and uncertainties. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that our expectations will prove to be correct. Therefore, actual outcomes and results could materially differ from what is expressed, implied or forecast in these statements.
Any differences could be caused by a number of factors including, but not limited to: (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all; (2) whether smelters and refiners and other market participants responsibly source 3TG; and (3) political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) region, the United States or elsewhere. All forward-looking statements included in this Conflicts Minerals Report are expressly qualified in their entirety by these cautionary statements. The forward-looking statements speak only as of the date made and, other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Potential Applicability of the Conflict Minerals Rule to Our Company
We are an independent energy company that produces and markets high-value light products such as gasoline, diesel fuel, jet fuel, renewable diesel, and other specialty products. For a further discussion of our products, see our Annual Report on Form 10-K for the year ended December 31, 2024. The information contained in our Form 10-K is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or the Form SD.

Given the nature of our products, our potentially in-scope usage of 3TG is de minimis relative to our total materials content. However, some of the products that we manufacture, including gasoline and diesel fuel, may contain trace amounts of catalyst residue that contain tin and/or tungsten.
Based on the information provided by our suppliers and known to us, for 2024, we do not believe that any of our potentially in-scope products contained gold.
Under informal verbal guidance that we understand the staff of the Securities and Exchange Commission (the “SEC”) has provided to others, compounds that are manufactured by third parties that contain tin, tantalum, tungsten or gold are not considered to be 3TG and are therefore not in-scope under the Conflict Minerals Rule. We believe that all of the catalyst residue that may remain in our products is contained in compounds. However, in the absence of definitive guidance from the staff of the SEC, we have treated the tin and tungsten residue that may be in our products as potentially in-scope for purposes of our compliance and this Conflict Minerals Report and refer to them herein as “3TG.”
The catalysts that we use are purchased or leased from third parties and are not manufactured by us. We do not specify the use of 3TG in the catalysts that we purchase or lease and believe that we are many levels removed from the mines and smelters that produce the 3TG contained in the catalysts. Through the efforts described in this Conflict Minerals Report, we seek to make our sourcing practices consistent with our Conflict Minerals Policy, which is summarized below, and we encourage conflict free sourcing in our supply chain.
Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen. To this end, we have adopted a company policy for the supply chain of 3TG (the “Conflict Minerals Policy”). The Conflict Minerals Policy has been communicated to our relevant suppliers and posted on our website at https://investor.hfsinclair.com/investor-relations/corporate-governance/default.aspx. The Conflict Minerals Policy includes, but is not limited to, our expectations that our suppliers:
1.Implement and communicate to their relevant personnel and suppliers a 3TG policy that is consistent with our Conflict Minerals Policy;
2.Put in place procedures for the traceability of 3TG, working with their suppliers as applicable;
3.Where possible, source 3TG from smelters and refiners that are validated as being conflict free;
4.Provide us with written certifications and other information concerning the origin of the 3TG supplied to us and the supplier’s compliance with our Conflict Minerals Policy generally;
5.Establish policies, due diligence frameworks and management systems that are consistent with the OECD Guidance (as defined below); and
6.Require their suppliers to adopt policies and procedures that are consistent with those contained in our Conflict Minerals Policy.

We do not support embargoing 3TG from the DRC region, but rather encourage our suppliers to continue to source responsibly from the region.
Reasonable Country of Origin Inquiry Information
As required by the Conflict Minerals Rule, for 2024, we conducted a “reasonable country of origin inquiry” (“RCOI”). For our RCOI, to the extent applicable, we utilized the same processes and procedures as for our due diligence, particularly Steps 1 and 2 of the OECD Guidance (as defined below) design framework, which are described below in this Conflict Minerals Report.
We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, supplier inquiries and other information known to us concerning the composition of our products. We used the Conflict Minerals Reporting Template (“Template”), developed by the Responsible Minerals Initiative (the “RMI”), to identify smelters and refiners in our supply chain, and we requested that substantially all, in excess of 98%, of our suppliers that provided us with catalysts containing, or that we believe may have contained, 3TG, submit information to us by completing a Template.
Our outreach for 2024 included 66 direct suppliers (the “Suppliers”) that we identified as having provided us with catalysts that may contain 3TG. Our response rate from the Suppliers was approximately 68%.
Based on the results of our RCOI, we conducted due diligence for 2024. These due diligence efforts and the results thereof are discussed below.
Due Diligence Program
Design Framework
We designed our due diligence measures relating to 3TG to conform with, in all material respects, the criteria set forth in the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”).
Selected Elements of Due Diligence Program
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program are discussed below. However, these are not all of the elements of the program that we have put in place to determine whether the 3TG that may be contained in our products are responsibly sourced. In addition, based on the information received from suppliers, not all of the risk identification and assessment measures described below were required to be taken for 2024. The headings below conform to those used in the OECD Guidance for each of the five steps.
1.OECD Guidance Step One: “Establish strong company management systems”
a.We maintain a Conflict Minerals Policy. The internal personnel that have direct contact with suppliers that are potentially in-scope for purposes of the Conflict Minerals Rule are notified about the Conflict Minerals Policy. In addition, the policy is communicated to our relevant suppliers in writing. The Conflict Minerals Policy also is posted on our website at https://investor.hfsinclair.com/investor-relations/corporate-governance/default.aspx. We maintain an email address for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy. The email address is conflictminerals@hfsinclair.com.
b.We have a team comprised of various members of our staff who, with our General Counsel or his delegate, are charged with managing our 3TG compliance program (the “3TG Compliance Team”). The following functional areas are represented on the 3TG Compliance Team: legal, marketing and procurement. The 3TG Compliance team also includes representatives from each business unit that we determine to have potentially in-scope products. We supplement our compliance efforts with specialist outside counsel.
c.We educate relevant selected internal personnel on the Conflict Minerals Rule, the OECD Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.
d.We utilize the Template developed by the RMI to identify smelters and refiners in our supply chain. The Template requires suppliers to provide information concerning the usage and source of 3TG in their products, as well as information concerning their related compliance efforts.
e.We have policies requiring the maintenance of business records relating to 3TG due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years.
f.Some of our forms of purchasing contracts have contractual terms relating to compliance with the Conflict Minerals Policy and other related matters.
2.OECD Guidance Step Two: “Identify and assess risk in the supply chain”
a.For 2024, we requested that the Suppliers provide us with information, through the completion of the Template, concerning the usage and source of 3TG in the catalysts that they sell or lease to us, as well as information concerning their related compliance efforts. We follow up by letter, email and/or phone with suppliers that do not respond to the request within a specified time frame. As noted above, we sent requests to 66 Suppliers to complete the Template. Our Supplier response rate was approximately 68%.
b.We reviewed the completed Templates received from the Suppliers. We follow up by letter, email and/or phone with suppliers that submit an incomplete response or a response that we determine contains errors or inaccuracies or that otherwise provide a written response determined not to be suitable by us, in each case requesting them to submit a revised response. We follow up with other suppliers where determined to be appropriate by us.
c.Product-level smelter and refiner information, if any, provided by suppliers is reviewed against the Smelter Look-up list tab of the Template. To the extent that a smelter or refiner identified by a supplier is not on that list, we take additional steps to attempt to determine whether the listed entity is a smelter or refiner.

d.Product-level smelter and refiner information, if any, also is reviewed against the lists of “conformant” and “active” smelters and refiners published by the RMI. To the extent that a smelter or refiner identified by a supplier is not listed as conformant by an independent third-party, we consult publicly available information to attempt to determine the mine or location of origin of its 3TG.
3.OECD Guidance Step Three: “Design and implement a strategy to respond to identified risks”
Our 3TG Compliance Team reports the findings of its supply chain risk assessment to our General Counsel or delegate and our procurement and marketing departments.
4.OECD Guidance Step Four: “Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain”
We utilize and rely on information made available by the RMI concerning independent third-party audits of smelters and refiners of 3TG in our supply chain to assess smelter and refiner due diligence and to determine whether the smelter or refiner is conformant.
5.OECD Guidance Step Five: “Report on supply chain due diligence”
We file a Form SD and a Conflict Minerals Report with the SEC and make available on our website the Form SD and Conflict Minerals Report.
Due Diligence Results
For 2024, eight of our Suppliers provided us with the names of smelters or refiners or related country of origin information on a product-level template. Based on the responses we received, for 2024, none of the necessary 3TG that may have been contained in our potentially in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. We did not however conclude that any of our products were “DRC conflict free.” An “armed group” under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.
We have endeavored to determine the mine or location of origin of the necessary 3TG that may have been contained in our potentially in-scope products by requesting that the Suppliers provide us with information concerning the source of the 3TG in the catalysts sourced from them, as discussed herein. Under our RCOI and due diligence procedures, if a smelter or refiner of 3TG in our supply chain is identified and is not conformant, we also review publicly available information, to the extent available, to try to determine the mine or location of origin. Of the nine smelters and refiners identified, nine were listed as conformant by the RMI as of May 15, 2025. We have not determined the country of origin of the 3TG processed by these smelters and refiners.

Future Risk Mitigation Efforts
We intend to take the following additional steps for 2025 to mitigate the risk that any necessary 3TG that may be contained in our potentially in-scope products benefit armed groups:
1.Engage with suppliers to encourage them to provide requested information for 2025.
2.Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them.
3.Encourage suppliers to, when possible, source from conformant smelters and refiners that source from the DRC region.
All of these steps are in addition to the steps that we took with respect to 2024, which we intend to continue to take with respect to 2025 to the extent applicable.